UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KALVISTA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483497 10 3

(CUSIP Number)

Craig Skaling

Chief Financial Officer

TCG Crossover GP I, LLC

705 High St.

Palo Alto, CA 94301

(650)-924-9424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 483497103	13D

1.	Name of Reporting Persons TCG Crossover GP I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,345,826 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,345,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These securities are held by TCG Crossover I (as defined in Item 2(a) below) and consist of (i) 1,163,356 shares of Common Stock (as defined in Item 1(a) below) and (ii) 182,470 shares of Common Stock underlying pre-funded warrants which are exercisable within 60 days of the date hereof. TCG Crossover GP I (as defined in Item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 42,370,766 shares of the Issuer’s Common Stock, which consists of (i) 42,188,296 shares of the Issuer’s Common Stock outstanding as of March 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2024 (the “Form 10-Q”), plus (ii) 182,470 shares of the Issuer’s Common Stock issuable upon exercise of the pre-funded warrants held by TCG Crossover I.

CUSIP No. 483497103	13D

1.	Name of Reporting Persons TCG Crossover Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,345,826 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,345,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These securities are held by TCG Crossover I and consist of (i) 1,163,356 shares of Common Stock and (ii) 182,470 shares of Common Stock underlying pre-funded warrants which are exercisable within 60 days of the date hereof. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 42,370,766 shares of the Issuer’s Common Stock, which consists of (i) 42,188,296 shares of the Issuer’s Common Stock outstanding as of March 8, 2024, as reported in the Form 10-Q, plus (ii) 182,470 shares of the Issuer’s Common Stock issuable upon exercise of the pre-funded warrants held by TCG Crossover I.

CUSIP No. 483497103	13D

1.	Name of Reporting Persons Chen Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,345,826 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,345,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

These securities are held by TCG Crossover I and consist of (i) 1,163,356 shares of Common Stock and (ii) 182,470 shares of Common Stock underlying pre-funded warrants which are exercisable within 60 days of the date hereof. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 42,370,766 shares of the Issuer’s Common Stock, which consists of (i) 42,188,296 shares of the Issuer’s Common Stock outstanding as of March 8, 2024, as reported in the Form 10-Q, plus (ii) 182,470 shares of the Issuer’s Common Stock issuable upon exercise of the pre-funded warrants held by TCG Crossover I.

CUSIP No. 483497103	13D

Item 1. Security and Issuer

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 55 Cambridge Parkway, Suite 901 East, Cambridge, MA 02142. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 2. Identity and Background.

(a) This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Commission on January 9, 2023 (the “Original Schedule 13D”), as it has been amended by Amendment No. 1 that was filed with the Commission on February 20, 2024 (“Amendment No. 1”). This Statement is being filed by TCG Crossover Fund I, L.P. (“TCG Crossover I”), TCG Crossover GP I, LLC (“TCG Crossover GP I” and together with TCG Crossover I, the “Reporting Entities”) and Chen Yu (the “Reporting Individual”). The Reporting Entities and the Reporting Individual are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D. This Statement is being filed to reflect the sales of shares of Common Stock of the Issuer by the Reporting Persons that occurred on March 28, 2024, as well as to reflect an increase in the number of shares of Common Stock outstanding, caused by, among other things, the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 3(c) of the Original Schedule 13D is hereby amended to add the following language:

(c) Except as otherwise reported in this Statement and in Amendment No. 1, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

TCG Crossover I made the following open market sales of Common Stock on March 28, 2024.

Shares Sold	Price Per Share		Aggregate Sales Price
1,355,014	$11.00	(1)	$14,905,156.19

(1)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(e) On March 28, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2024

TCG Crossover Fund I, L.P.

By:	TCG Crossover GP I, LLC
Its:	General Partner

By:	/s/ Craig Skaling
Authorized Signatory

TCG Crossover GP I, LLC

By:	/s/ Craig Skaling
Authorized Signatory

/s/ Craig Skaling, as attorney-in-fact for Chen Yu
Chen Yu